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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Maxygen, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

577776107

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 577776107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Russell J. Howard
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power 1,822,123[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,822,123[1]
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,822,123[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) IN

[1]	Consists of 9,621 shares held by the Maxygen, Inc. 401(k) Plan and 1,812,502 shares that are subject to options that are immediately exercisable as of December 31, 2010.

SCHEDULE 13G

CUSIP No.	577776107

Item 1 (a)	Name of Issuer:

Maxygen, Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

515 Galveston Drive Redwood City, California 94063

Item 2 (a)	Name of Person Filing:

Russell J. Howard

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

265 Sobrante Way, Suite T Sunnyvale, CA 94086

Item 2 (c)	Citizenship:

Australia

Item 2 (d)	Title of Class of Securities:

Common Stock, par value $0.0001

Item 2 (e)	CUSIP Number:

577776107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP No.	577776107

Item 4.	Ownership.

The Information in Items 1 and 5 through 11 on the cover pages of this Amendment No. 6 to Schedule 13G/A is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

/S/ Russell J. Howard
Russell J. Howard